                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2000
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from ................. to ...................

                         Commission file number 1-13926

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           DIAMOND OFFSHORE 401k PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         DIAMOND OFFSHORE DRILLING, INC.
                         15415 KATY FREEWAY
                         HOUSTON, TEXAS 77094

                              REQUIRED INFORMATION

Item 4.

         The financial statements and schedules of the Diamond Offshore 401k Plan for the fiscal year ended December 31, 2000 (attached)


Exhibits

23.1     Consent of Deloitte & Touche LLP

                   AUDITED FINANCIAL STATEMENTS AND SCHEDULES

                           DIAMOND OFFSHORE 401k PLAN


                   Years ended December 31, 2000 and 1999 and
             Supplemental Schedules for Year ended December 31, 2000
                       with Report of Independent Auditors

                           DIAMOND OFFSHORE 401k PLAN

                   Audited Financial Statements and Schedules




                     Years ended December 31, 2000 and 1999



                                    CONTENTS


Report of Independent Auditors...................................................................  1

Financial Statements

Statements of Net Assets Available for Benefits, December 31, 2000 and 1999......................  2

Statements of Changes in Net Assets Available for Benefits for the Years ended
          December 31, 2000, 1999 and 1998.......................................................  3

Notes to Financial Statements....................................................................  4

ERISA Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year, December 31, 2000................  7

INDEPENDENT AUDITORS' REPORT


TO THE PARTICIPANTS AND ADMINISTRATIVE COMMITTEE
OF THE DIAMOND OFFSHORE 401k PLAN
HOUSTON, TEXAS


We have audited the accompanying statements of net assets available for benefits of the Diamond Offshore 401k Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the three years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2000, 1999 and 1998 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP
June 1, 2001

                           DIAMOND OFFSHORE 401k PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                             DECEMBER 31,
                                                      --------------------------
                                                         2000            1999
                                                      -----------    -----------
INVESTMENTS AT FAIR VALUE:

      Mutual funds ...............................    $88,274,678    $88,437,584
      Company stock ..............................      3,515,377      2,552,069
                                                      -----------    -----------
                Total investments ................     91,790,055     90,989,653

CONTRIBUTIONS RECEIVABLE:

      Employee ...................................        601,660        654,669
      Employer ...................................      1,506,131      1,531,022
                                                      -----------    -----------
                Total contributions receivable ...      2,107,791      2,185,691

LOANS TO PARTICIPANTS ............................      4,592,086      3,597,285

OTHER ASSETS .....................................         14,543          7,021
                                                      -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS ................    $98,504,475    $96,779,650
                                                      ===========    ===========


                       SEE NOTES TO FINANCIAL STATEMENTS.

                           DIAMOND OFFSHORE 401k PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS



                                                                                         YEAR ENDED DECEMBER 31,
                                                                              -----------------------------------------------
                                                                                  2000              1999            1998
                                                                              -------------    -------------    -------------
INVESTMENT INCOME:
  Dividends and interest ..................................................   $   8,171,860    $   5,350,459    $   3,740,948
  Net (depreciation) appreciation in fair value of investments ............     (14,807,746)      12,142,679        2,124,346
                                                                              -------------    -------------    -------------
        Total investment income ...........................................      (6,635,886)      17,493,138        5,865,294

CONTRIBUTIONS:
  Employee ................................................................       9,083,837        8,867,035        8,389,378
  Employer ................................................................       6,215,916        6,435,106        5,786,246
  Rollover ................................................................          72,452           20,919          334,664
                                                                              -------------    -------------    -------------
        Total contributions ...............................................      15,372,205       15,323,060       14,510,288

                                                                              -------------    -------------    -------------
        Total additions ...................................................       8,736,319       32,816,198       20,375,582
                                                                              -------------    -------------    -------------

DEDUCTIONS:
  Benefit payments ........................................................      (6,960,433)      (5,346,395)      (3,631,644)
  Miscellaneous expenditures ..............................................         (51,061)        (264,266)        (149,569)
                                                                              -------------    -------------    -------------
        Total deductions ..................................................      (7,011,494)      (5,610,661)      (3,781,213)
                                                                              -------------    -------------    -------------

INCREASE IN NET ASSETS AVAILABLE
  FOR BENEFITS ............................................................       1,724,825       27,205,537       16,594,369

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period .....................................................      96,779,650       69,574,113       52,979,744
                                                                              -------------    -------------    -------------
  End of period ...........................................................   $  98,504,475    $  96,779,650    $  69,574,113
                                                                              =============    =============    =============


                       SEE NOTES TO FINANCIAL STATEMENTS.

                           DIAMOND OFFSHORE 401k PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.  ORGANIZATION

         The Diamond Offshore 401k Plan (the "Plan") was established effective July 1, 1989. Effective January 1, 1997, Diamond Offshore Drilling, Inc. (the "Company") merged the Arethusa Off-Shore Company Profit Sharing Plan (the "Arethusa Plan") with and into the Plan. Net assets available for benefits for the Arethusa Plan were $10,731,913 as of December 31, 1996. In connection with this merger, the Plan changed trustees from The Dreyfus Trust Company ("Dreyfus") to The Scudder Trust Company ("Scudder") effective January 1, 1997. The adoption of the Plan in its entirety is intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code (the "IRC") and applicable regulations thereunder. The Plan is intended to qualify as a profit-sharing plan in accordance with the requirement of Section 401(a)(27) of the IRC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ACCOUNTING BASIS - The financial statements of the Plan are prepared using the accrual basis of accounting.

      INVESTMENTS - Investments are reported in the financial statements at fair value.

      TRUSTEE FEES - Normal recurring trustee fees are paid by the Company, the Plan's sponsor. Fees paid by the Company were $48,292 and $47,329 for the years ended December 31, 2000 and 1999, respectively.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the Plan income and expenses during the reporting period. Actual results could differ from these estimates.

3.  DESCRIPTION OF PLAN

         The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution retirement plan for U.S. employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the IRC.

      ADMINISTRATION - The Plan is administered by an administrative committee appointed by the President of the Company.

      PARTICIPANTS - Prior to July 1, 1997, any employee of the Company became a participant of the Plan on the first quarterly entry date (January 1, April 1, July 1 or October 1) following the completion of one year of service. From July 1, 1997 through December 31, 1998, an employee of the Company became a participant of the Plan beginning in the month following the completion of a 90-day service period. Effective January 1, 1999, all U.S. employees as of December 31, 1998 became eligible to participate in the Plan on January 1, 1999. Employees with an original hire date on or after January 1, 1999, who have completed one year of service from their date of hire, became or will become a participant of the Plan.

      CONTRIBUTIONS - The Company makes a profit sharing contribution equal to 3.75% of the employee's qualified yearly earnings and a matching contribution equal to 25% for every percent the employee contributes up to a maximum of 6%. In 2000 and 1999, Company contributions were made quarterly. In addition, each participant may make voluntary contributions of up to 15% of his or her annual compensation, as defined by the Plan. Employee contributions are made through payroll deductions.

      INVESTMENT FUNDS - The following investment options are available to plan participants:

           Invesco Dynamics Fund (beginning April 2000): This fund invests primarily in common stocks of U.S. companies traded on national securities exchanges and over-the-counter.

           Scudder Stable Value Fund: This fund invests in high-quality instruments, including guaranteed investment contracts (GICs), bank investment contracts (BICs), money market instruments and synthetic contracts.

           Scudder Income Fund: This fund invests primarily in a broad range of long-term, high-grade, income-producing securities such as corporate bonds and government securities.

           Scudder Balanced Fund: This fund generally maintains a 50%-75% weighting in common stocks, with the remaining percentage in investment-grade bonds and other fixed-income investments.

           Scudder Growth & Income Fund: This fund's primary investments are income-producing common and preferred stocks of established companies. Stocks are divided mainly among the financial, manufacturing, health care, and consumer staples sectors.

           Scudder Stock Index Fund: This collective investment trust invests in all 500 stocks or in other mutual funds that appropriately mirror the S&P 500 in their weightings.

           MFS Research Fund A: This fund invests at least 80% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depository receipts.

           Templeton Foreign Fund I: This fund generally invests in common stocks, although it may also invest in preferred stocks and certain debt instruments, rated or unrated, such as convertible bonds and bonds selling at a discount. This fund may purchase securities in any foreign country, developed or developing.

           Putnam New Opportunities Fund A: This fund's primary investments are in common stocks in the following sectors: personal communications, environmental services, media/entertainment, medical technology/medical-cost containment, applied advanced technology, value-oriented consuming and personal finance. This fund may invest up to 20% of assets in foreign securities.

           Diamond Offshore Drilling, Inc. Common Stock: This fund invests in the common stock of the Company and reinvests dividends of the Company's stock, if any, into additional shares of the Company.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the Company's and the participant's contributions and an allocation of the Plan's earnings. Allocations are based primarily on account balances at specified dates as provided under the terms of the Plan.

         VESTING - Each participant has at all times a fully vested and nonforfeitable interest in their contributions, the earnings thereon and contributions made by the Company. Prior to January 1, 1999, matching contributions made by the Company to participant accounts were vested 100% after five years of service.

      FORFEITURES - Forfeitures are applied to reduce the Company contributions to the Plan.

      LOANS - Participants may borrow from his or her account up to the lessor of (i) one-half of the vested value of their accounts or (ii) $50,000. Such loans bear interest of prime + 1.0%, with varying maturity dates, not exceeding five years.

      PAYMENT OF BENEFITS - Upon separation of service, each participant may elect to receive the entire account balance in a lump sum payment. As of December 31, 2000 and 1999, amounts payable to participants who had terminated or withdrawn from the Plan were $367,230 and $251,151, respectively.

4.  INVESTMENTS

      The following is a summary of individual Plan assets in excess of 5% of total Plan assets at December 31, 2000 and 1999:


                                                                       DECEMBER 31,
                                     ----------------------------------------------------------------------------------
                                                      2000                                       1999
                                     --------------------------------------      --------------------------------------
                                      PRINCIPAL AMOUNT                           PRINCIPAL AMOUNT
                                        OR NUMBER OF            FAIR               OR NUMBER OF              FAIR
DESCRIPTION OF INVESTMENT             UNITS OR SHARES           VALUE            UNITS OR SHARES             VALUE
-------------------------            ----------------      ----------------      ----------------      ----------------
Scudder Stable Value Fund                  25,638,197      $     25,638,197            25,186,498      $     25,186,498
Scudder Growth and Income Fund                577,413            13,944,533               553,558            14,774,467
MFS Research Fund A                           580,622            13,923,316               493,509            14,242,655
Putnam New Opportunities Fund A               377,175            22,109,975               273,845            24,908,980


5.  PLAN TERMINATION

         Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan by the Company, the trustee will distribute to each participant the amounts credited to his or her account. No amount will revert to the Company in the event of the Plan's termination.

6.  FEDERAL INCOME TAXES

         The Plan obtained a favorable tax determination letter from the Internal Revenue Service ("IRS") dated February 25, 1997. It is the opinion of the Plan administrative committee that the Plan has met, and continues to meet, all necessary IRS requirements exempting it from federal income taxes; therefore, no provision for income taxes has been made.

                           DIAMOND OFFSHORE 401k PLAN

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2000




                                                                                                               CURRENT
        IDENTITY OF ISSUE             DESCRIPTION OF INVESTMENT                                                 VALUE
 Invesco Dynamics Fund                        Mutual Fund                                                     $2,254,655

 Scudder Stable Value Fund                    Mutual Fund                                                     25,638,197

 Scudder Income Fund                          Mutual Fund                                                      1,857,490

 Scudder Balanced Fund                        Mutual Fund                                                      1,357,638

 Scudder Growth and Income Fund               Mutual Fund                                                     13,944,533

 Scudder Stock Index Fund                     Mutual Fund                                                      3,008,257

 MFS Research Fund A                          Mutual Fund                                                     13,923,316

 Templeton Foreign Fund I                     Mutual Fund                                                      4,180,617

 Putnam New Opportunities Fund A              Mutual Fund                                                     22,109,975

 Diamond Offshore Drilling, Inc.*             Common Stock, par value $0.01                                    3,515,377

 Participant Loans*                           Loans to participants, bearing interest of
                                              Prime +1.0%, with varying maturity dates,
                                              not exceeding five years                                         4,592,086
                                                                                                         -----------------

            TOTAL                                                                                           $ 96,382,141
                                                                                                         =================


*Party in interest

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan administrative committee of the Diamond Offshore 401k Plan (the "Plan"), which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 25th day of June, 2001.




                                     By:     /s/ Robert L. Charles
                                     Name:   Robert L. Charles
                                     Title:  Administrative Committee Member

                                  EXHIBIT INDEX



EXHIBIT
NUMBER               DESCRIPTION
-------              -----------
  23.1               Consent of Independent Auditors